UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 24, 2021

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-794-116-6696

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 24, 2021, VivoPower International PLC (“VivoPower”) issued a press release announcing that it is the Official Battery Technology Partner for Tottenham Hotspur (the “Club”) until the end of the 2021/22 season. The related press release is attached hereto as Exhibit 99.1.

VivoPower will now undertake a review of Tottenham Hotspur’s stadium and training centre to explore future solutions that could help the Club accelerate towards becoming a net zero carbon business. It is envisaged VivoPower will supply a large, solid state battery with capacity of more than 3 MW at the stadium to balance and guarantee the venue’s power supply. A full-suite sustainable energy solution - including rooftop solar panels, battery storage, custom microgrid controls and electrical infrastructure - will be designed for the Club’s training centre.

Pursuant to a partnership agreement entered into by and between VivoPower and the Club (the “Partnership Agreement”), VivoPower has acquired marketing rights as the Club’s Official Battery Technology Partner for cash consideration, with brand visibility on digital signage at Tottenham Hotspur home matches and regular content on the Club’s popular social media channels to amplify VivoPower’s purpose and presence to a global audience.

VivoPower is paying $2.1 million in cash to Tottenham for the partnership rights.

The information in this Report on Form 6-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This report, including the exhibit attached hereto, includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about VivoPower’s partnership with Tottenham Hotspur and the expected benefits and potential returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth in this report and in the exhibit attached hereto should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

EXHIBIT INDEX

Exhibit 99.1 — Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 24, 2021	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin Executive Chairman